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                             June 28, 2021

       Stephen Orr
       Chief Executive Officer and Director
       Gatos Silver, Inc.
       8400 E. Crescent Parkway, Suite 600
       Greenwood Village, CO 80111

                                                        Re: Gatos Silver, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001517006

       Dear Mr. Orr:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Richard Truesdell